Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(Unaudited)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$(89,061)	$(459,507)	$50,953	$49,342	$(153,791)
Add: Fixed Charges	38,522	34,796	32,138	16,598	2,340
Add: Amortization of capitalized interest	1,389	896	594	883	7,119
Less: Interest capitalized	(3,103)	(3,879)	(4,347)	(3,284)	(1,946)
Net income (loss), as adjusted	$(52,253)	$(427,694)	$79,338	$63,539	$(146,278)

Fixed Charges:
Total interest expensed	$33,368	$30,981	$28,851	$14,130	$1,992
Amortization of financing costs	4,981	3,584	3,067	2,322	224
Estimated interest portion of operating leases	173	231	220	146	124
Total fixed charges	$38,522	$34,796	$32,138	$16,598	$2,340

Fixed Charges and Fixed Charge Ratio:
Earnings (deficiency) to fixed charges	$(90,775)	$(462,490)	$47,200	$46,941	$(148,618)
Earnings to fixed charges ratio	—	—	2.5x	3.8x	—